UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                           AMENDED SCHEDULE 13D
                             (Amendment No. 2)

                 Under the Securities Exchange Act of 1934

THE LAMAUR CORPORATION (formerly ELECTRONIC HAIR STYLING, INC.)
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

285722104
(CUSIP Number)

                                                David L. Hefflinger
Alan S. Parsow                                  McGrath, North, Mullin
General Partner                                   & Kratz, P.C.
P. O. Box 0449                                  1400 One Central Park Plaza
Elkhorn, NE 68022                               Omaha, NE 68102
(402) 289-3217             with a copy to       (402) 341-3070

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

April 24, 1997
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 285722104      13D                    Page 2 of 4 Pages

1.   Name of Reporting Person
     SS or IRS Identification Number of Above Person

     Parsow Partnership, Ltd., a Limited Partnership / 47-0541937

2.   Check the Appropriate Box if a Member of a Group

     /X/  (a)                 / /  (b)

3.   SEC Use Only

4.   Source of Funds


     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

      __
     /_/

6.   Citizenship or Place of Organization

     Nebraska

                              7. Sole Voting Power

                                   391,700 Shares
     Number of
     Shares                   8. Shared Voting Power
     Beneficially
     Owned by                      0
     Reporting
     Person                   9. Sole Dispositive Power
     With
                                   391,700 Shares

                              10.  Shared Dispositive Power

                                   0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person


          391,700 Shares

12.  Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares
           __
          /_/

13.  Percent of Class Represented by Amount in Row 11

     Approximately 6.9% of voting securities

14.  Type of Reporting Person

     PN

CUSIP NO. 285722104           13D               Page 3 of 4 Pages

1.   Name of Reporting Person
     SS or IRS Identification Number of Above Person

     Elkhorn Partners Limited Partnership / 47-0721875

2.   Check the Appropriate Box if a Member of a Group

     /X/  (a)                 / /  (b)

3.   SEC Use Only

4.   Source of Funds


     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

      __
     /_/

6.   Citizenship or Place of Organization

     Nebraska

                              7. Sole Voting Power

                                   127,500 Shares
     Number of
     Shares                   8. Shared Voting Power
     Beneficially
     Owned by                      0
     Reporting
     Person                   9. Sole Dispositive Power
     With
                                   127,500 Shares

                              10.  Shared Dispositive Power

                                   0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person


     127,500 Shares

12.  Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares
      __
     /_/

13.  Percent of Class Represented by Amount in Row 11

     Approximately 2.3% of voting securities

14.  Type of Reporting Person

     PN

CUSIP NO. 285722104           13D               Page 4 of 4 Pages


     Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership (the "Partnerships") make this filing to amend certain information previously reported by the Partnerships. This filing constitutes Amendment No. 2 to the Schedule 13D of Parsow Partnership, Ltd. and Amendment No. 2 to the Schedule 13D of Elkhorn Partners Limited Partnership. The Partnerships amend such prior Schedule 13D reports with respect to the common stock of The Lamaur Corporation (formerly Electronic Hair Styling, Inc.) ("Lamaur") by adding the following information to the item indicated:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUES.

     Parsow Partnership, Ltd. purchased an aggregate of 52,500 shares of LaMaur common stock during the past sixty days at prices ranging from $3.03 to $3.54. Elkhorn Partners Limited Partnership purchased an aggregate of 22,500 shares of Lamaur common stock during the past sixty days at prices ranging from $2.90 to $3.42. The Lamaur Form 10-K for the year ended December 31, 1996 reported that there were outstanding 5,642,995 shares of Lamaur common stock as of February 28, 1997. Based on this number, Parsow Partnership, Ltd. owns approximately 6.9% of the Lamaur common stock and Elkhorn Partners Limited Partnership owns approximately 2.3% of the Lamaur common stock.


                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     DATED:  April 28, 1997


Elkhorn Partners                   Parsow Partnership, Ltd.,
Limited Partnership                A Limited Partnership


By /s/ Alan S. Parsow              By  /s/ Alan S. Parsow

  Alan S. Parsow                     Alan S. Parsow
  General Partner                    General Partner